June 27, 2017

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop: 3561
100 F Street, NE
Washington, DC 20549

Attn:     Mara L. Ransom
Assistant Director
Office of Consumer Products

Re:    CONE Midstream Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 16, 2017
File No. 001-36635
Form 8-K
Filed February 16, 2017
File No. 001-36635

Dear Ms. Ransom:

On behalf of CONE Midstream Partners LP (the “Partnership”), set forth below are responses to comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in its letter dated June 21, 2017 regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) and Form 8-K filed on February 16, 2017.

For your convenience, the text of the Staff's comments is set forth in bold below, followed in each case by our response.

Form 10-K for Fiscal Year Ended December 31, 2016

Notes to the Consolidated Financial Statements

Note 4 - Related Party, page 80

1.
We reviewed your response to comment 3 which appears to address the cash portion of the consideration paid. Please tell us where you have reflected the issuance of the 5,183,154 common units at an issue price of $20.42 per common unit along with the issuance of the general partner units. Please also tell us your consideration of presenting the issuance of units and adjustment to capital attributable to partners gross in the Consolidated Statements of Partners’ Capital and Noncontrolling Interest.

Company Response:

We respectfully inform the Staff that the total consideration paid for the acquisition of the remaining 25% noncontrolling interest in the Anchor Systems was approximately $256,051,000, comprised of a cash payment of $140,000,000 and the issuance of common units with a fair value of approximately $116,051,000 (5,183,154 units x $22.39, the quoted market closing price of our common units on the acquisition date, in accordance with ASC 820). The $20.42 common unit price included in the acquisition agreement was a negotiated reference price based upon a preceding twenty-day average of our common units. However, in accordance with ASC 820, the fair value of common units issued was measured at the acquisition date market value rather than this negotiated value.

The total consideration for the acquisition of the remaining 25% noncontrolling interest in the Anchor Systems was approximately $256,051,000, which exceeded the carrying value of the noncontrolling interest in the Anchor Systems, which was approximately $139,394,000, by $116,657,000. Per ASC 810-10-45-23, “any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.” Accordingly, the difference between the total consideration paid to the Sponsors and the carrying value of the noncontrolling interest was recorded as a $606,000 reduction of common unit equity attributable to the Sponsors, which was reported in the Consolidated Statements of Partners’ Capital and Noncontrolling Interest in our 2016 Form 10-K. This was calculated by taking the difference between 1) the net impact of the common units issued to the Sponsors of $116,051,000 and 2) the difference between the total consideration paid for the acquisition of $256,051,000 and the carrying value of the Anchor System noncontrolling interest of $139,394,000, or $116,657,000.

We considered presenting the issuance of the common units and adjustment to capital attributable to the acquisition gross in the Consolidated Statements of Partners’ Capital and Noncontrolling Interest. However, as this activity related to a single underlying transaction, the acquisition of the remaining noncontrolling interest in the Anchor Systems, we determined that gross presentation may introduce the appearance of two separate equity transactions. For this transaction, the acquisition of the noncontrolling interest, including issuance of common units, and the recognition of the difference between fair value and the carrying value of the noncontrolling interest occurred concurrently as part of a single transaction. Accordingly, we determined that it would be misleading to separate the components of this accounting entry and believe that the presentation included in our Consolidated Statements of Partners’ Capital and Noncontrolling Interest was more appropriate, given the substance of the underlying strategic transaction. In addition, we considered that gross vs. net presentation on the Consolidated Statement of Partners’ Capital and Noncontrolling Interest would not impact the presentation of this transaction on the Partnership’s Consolidated Balance Sheet or Consolidated Statement of Cash Flows.

In connection with our initial public offering, our General Partner, CONE Midstream GP LLC (the “GP”), received a 2% economic interest in CONE Midstream Partners LP in the form of hypothetical limited partner units. Similarly, in connection with the acquisition of the 25% Anchor Systems noncontrolling interest, the Sponsors and the GP negotiated to maintain this 2% general partner interest through our issuance of additional hypothetical limited partner units. No common units were issued to the GP, nor was a capital infusion required from GP, to sustain this economic interest. Accordingly, no financial accounting was triggered.

Form 8-K filed February 16, 2017

Exhibit 99.1

2.
We reviewed your response to comment 4. In future filings please also present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles. Refer to Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

Company Response:

We acknowledge the Staff’s comment and to the extent non-GAAP measures are presented in future filings, we will present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles ("GAAP").

Should you have any questions or comments regarding our response to the Staff's comments, please contact me at (724) 485-4000.

Sincerely,
CONE MIDSTREAM PARTNERS LP
By: /s/ David M. Khani
David M. Khani
Chief Financial Officer